Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF MARCH 28, 2019

DATE, TIME AND PLACE: On March 28, 2019, at 1 p.m., at Av. Brigadeiro Faria Lima, 3500, 4º andar, in São Paulo, State of São Paulo.

CHAIRMAN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen.

QUORUM: The totality of the members, with the participation of the members Amos Genish and Ricardo Villela Marino by video conference as permitted by item 6.7.1 of the Corporate Bylaws.

RESOLUTIONS UNANIMOUSLY MADE:

After analysis and discussion, the members approved: (i) the amendment to the Transactions with Related Parties Policy; (ii) the Capital Management Policy and the attachments Risk and Capital Management Document Disclosure Rule (Pillar III) and Specific Capital Management Rule; and (iii) the Credit Risk Management and Control Policy.

CLOSING: Once the work was completed, Leila Cristiane Barboza Braga, secretary of the Board, drafted these minutes and after it was read and approved by all, it was signed. São Paulo (SP), March 28, 2019. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co- Chairmen; Alfredo Egydio Setubal, Amos Genish, Ana Lúcia de Mattos Barreto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations